Scott C. Durocher
Assistant Vice President and Senior Counsel
The Lincoln National Life Insurance Company
350 Church Street
Hartford, Connecticut 06103-1106
Telephone: (860) 466-1222, Facsimile:  (860) 466-1600
Scott.Durocher@LFG.com

VIA EDGAR

October 4, 2019

Mr. Alberto Zapata
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
Room 8634; Mail Stop 8629
100 F Street, N. E.
Washington, DC 20549-0506

Re:            Lincoln Life & Annuity Flexible Premium Variable Life Account M (the "Account")
Lincoln Life & Annuity Company of New York ("LLANY")
File No.: 333-203099; 811-08559; CIK No. 0001051629
Post-Effective Amendment No. 8
                       Lincoln AssetEdge ®VUL 2015

Dear Mr. Zapata:

This is in response to your conversation with Tammy Christopher last week regarding the above post-effective amendment.  Below are the responses to your comments .  I will provide a revised supplement containing these revisions under separate cover.
Charges and Fees
1. Please include the introductory language from the Charges and Fees section of the prospectus to the supplement.
Response:  The language has been added.
2. Should the paragraph that is bold include the word minimum as well?
Response:  Although we do show the minimum and maximum for charges that depend on policy owner characteristics (as required under Form N-6 Item 3 (3)(b)), we think it would be confusing to add the word minimum to that statement as it is only for those specific charges and only represents a representative insured.  All other charges in the tables represent the maximum that can be charged.

Should you have any additional questions or concerns, please feel free to contact me directly at (860) 466-1222
Sincerely,
/s/ Scott C. Durocher
Scott C. Durocher

 Supplement Dated ___________, 2019
To the Product Prospectus for:

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

Lincoln Life & Annuity Flexible Premium Variable Life Account M

AssetEdge® VUL 2015

This Supplement outlines changes to the Cost of Insurance, Surrender Charges and Surrender Duration that will take effect on November 1, 2019. All other provisions outlined in your prospectus, as supplemented, remain unchanged.

Please refer to the May 1, 2019 prospectus for a discussion of all other provisions of your policy that are not discussed in this Supplement.

This Supplement is for informational purposes and requires no action on your part.  Please also note that certain terms used in this Supplement are defined within the sentences where they appear, in the relevant provisions of the prospectus or in the prospectus Glossary, as amended by this Supplement.

The prospectus is being amended as follows (in order of how these respective sections appear in the prospectus):

The following applies for Policies with applications received on or after November 1, 2019.

Policy Summary

Consequences of Surrender. Surrender Charges are assessed if you surrender your Policy within the first 10-15 Policy Years. There is no Surrender Charge assessed if you partially surrender your Policy; however, a Surrender Charge will be assessed if you specifically request a Reduction in Specified Amount within the Surrender Charge period. (See the section headed "Surrender Charges" for a detailed discussion of when Surrender Charges are assessed.) Full or Partial Surrenders may result in tax consequences. Depending on the amount of Premium paid, or any Reduction in Specified Amount, there may be little or no Surrender Value available. Partial Surrenders may reduce the policy value and death benefit, and may increase the risk of lapse. Upon Full Surrender only, any Segments will receive the guaranteed rate prorated based on surrender date.

Charges and Fees

This section describes the fees and expenses that you will pay when buying, owning and surrendering your Policy. Refer to the "Policy Charges and Fees" section of this supplement and your prospectus for more information.

The fees shown in the table below are the maximums we can charge.

Table I describes the fees and expenses that you will pay at the time you purchase your Policy, surrender your Policy, or transfer policy values between Sub-Accounts.

Table I: Transaction Fees
Charge	When Charge is Deducted	Amount Deducted
Maximum Sales Charge as a percentage of Premiums paid (Premium Load). Note: Includes 3% charge for state premium and federal tax obligations.	When you pay a premium.	6%[1]
Surrender Charge*[2] A dollar amount per $1,000 of Specified Amount

For up to 15 years from the Policy Date and up to 15 years from the Effective Date of each increase in Specified Amount, a Surrender Charge will be deducted at the time you effect a Full Surrender of your Policy.  For up to 10 years from the Policy Date or up to 10 years from the Effective Date of each increase in Specified Amount, a Surrender Charge will be deducted at the time you effect a Reduction in Specified Amount.

Maximum Charge		$42.73 per $1,000.
Maximum Charge for a Representative Insured: male, age 45, standard non-tobacco in year one.		$23.36 per $1,000.
Transfer Fee	Applied to any transfer request in excess of 24 made during any Policy Year	$25

* These charges and costs vary based on individual characteristics. The charges and costs shown in the table may not be representative of the charges and costs that a particular Owner will pay. You may obtain more information about the particular charges that would apply to you by requesting a personalized policy illustration from your registered representative.

1 The Maximum Sales Charge Imposed on Premiums is anticipated to cover the Company's costs for sales expenses and any policy-related state and federal tax liabilities. Policy-related taxes imposed by states range from 0% to 5%. In considering policy-related state taxes component of the sales charge, the Company considers the average of the taxes imposed by the states rather than any taxes specifically imposed by the state in which the Owner resides. We use an average of 3% to account for state and federal tax obligations.

2 During the life of the Policy, you may request one or more Partial Surrenders, each of which may not exceed 90% of your Policy's Surrender Value as of the date of your request. If you wish to surrender more than 90% of your Policy's Surrender Value, you must request a Full Surrender of your Policy, which is subject to the Surrender Charge reflected in the table above. (See section headed "Partial Surrenders" for a discussion of Partial Surrenders of your Policy.)

Table II describes the fees and expenses that you will pay periodically during the time that you own your Policy, no including the fund operating expenses shown in Table III of your prospectus.

Table II: Transaction Fees
Charge	When Charge is Deducted	Amount Deducted
Cost of Insurance*	Monthly
A dollar amount per $1,000 of Net Amount at Risk
Maximum Charge[1]		$83.33 per $1,000
Minimum Charge		$0.00 per $1,000
Maximum Charge for a Representative Insured: male, age 45, standard non-tobacco in year one.		$0.21195 per $1,000
Mortality and Expense Risk Charge ("M&E")	At the end of each Valuation Period
A percentage of the value of the Separate Account, calculated daily.
Maximum Charge		0.20% (effective annual rate)
Administrative Fee* Comprising of:	Monthly
1) Flat Fee		$10
Plus:
2) For the first 10 Policy Years from Policy Date or increase in Specified Amount, a monthly fee per $1,000 of Initial Specified Amount or increase in Specified Amount:
Maximum Charge		$1.97 per $1,000.
Minimum Charge		$0.01 per $1,000.
Maximum Charge for a Representative Insured: male, age 45, standard non-tobacco		$0.34 per $1,000.
Plus:
3) Indexed Account Charge
A percentage of the Holding Account Value and Indexed Account Value.
Maximum Charge		0.15% (effective annual rate)

Policy Loan Interest[2]
Fixed Loan

 A percentage of the amount held in the Loan Account.
Participating Loan

 A percentage of the loaned amount held against the Holding Account Value and the Indexed Account Value.

	Annually	4% 6%
Exec Enhanced Surrender Value Rider – Multi-Life Basis (Lincoln AssetEdge® Exec VUL 2015)	Monthly (in Policy Years 2-5 only)
A dollar amount per $1,000 of Initial Specified Amount.
Option 1		$0.05 per $1,000.[3]
Option 2		$0.075 per $1,000.[3]
Overloan Protection Rider	One-time charge when benefit is elected
A percentage of the then current Accumulation Value
Maximum Charge		5%[4]
Optional Rider Charges		Individualized based on whether optional Rider(s) selected.
Change of Insured Rider	N/A	There is no charge for this rider.
Lincoln LifeEnhance® Accelerated Benefits Rider Cost of Insurance*	Monthly
A dollar amount per $1,000 of Net Amount at Risk or Rider Net Amount at Risk, whichever is applicable at the time.
Maximum Charge[5]		$4.47 per $1,000
Minimum Charge		$0.00 per $1,000
Maximum Charge for a Representative Insured: male, age 45, standard non-tobacco, in year one.		$0.09 per $1,000
Waiver of Monthly Deduction Rider[6]	Monthly
A percentage of all other covered monthly charges.
Maximum Charge		12%
Minimum Charge		2%
Maximum Charge for a Representative Insured: male, age 45, standard non-tobacco.		3.5%

* These charges and costs vary based on individual characteristics. The charges and costs shown in the table may not be representative of the charges and costs that a particular Owner will pay. The Indexed Account Charge compensates the Company for the costs of hedging and investment related expenses associated with the Indexed Account return. You may obtain more information about the particular charges, cost of insurance, and the cost of certain riders that would apply to you by requesting a personalized policy illustration from your registered representative.

1 Individuals with a higher mortality risk than standard issue individuals can be charged from 125% to 800% of the standard rate.  However, under no circumstance would it be higher than the maximum amount shown in the table above.

2 Interest on Fixed Loans accrues daily at an effective annual rate of 4% in years 1-10 and 3% thereafter. Interest on Participating Loans accrues daily at an effective annual rate of 6% in years 1-10, 5% in years 11 through Attained Age 121, 3% thereafter. See the section headed "Policy Loans" for a more detailed discussion.

3 This rider is required and will automatically be issued for policies applied for on a multi-life basis (Lincoln AssetEdge® Exec VUL 2015) and the Owner of the Policy will have the opportunity to elect a higher Exec Enhanced Surrender Value (Option 2). See section headed "Exec Enhanced Surrender Value Rider - Multi-Life Basis" in the Riders section of this prospectus for a more detailed discussion.

4 For Policies with applications signed on or after May 9, 2016, the charge is guaranteed at 3%. See section headed "Rider Charges" in the Policy Charges and Fees section of this prospectus.

5 Individuals with higher mortality risk than standard issue individuals can be charged from 125% to 200% of the standard rate. However, under no circumstances would it be higher than the maximum amount shown in the table above.

6 These charges and costs vary based on individual characteristics. The charges and costs shown in the tables may not be representative of the charges and costs that a particular Owner will pay. "Covered monthly charges" are the Monthly Deductions under the Policy: the Cost of Insurance Charge, Administrative Fee, and the cost of any riders. You may obtain more information about the particular charges, cost of insurance, and the cost of certain riders that would apply to you by requesting a personalized policy illustration from your registered representative.

Policy Charges and Fees

The duration of the Surrender Charge is determined by the age of the Insured on the Policy Date or on the date of an increase in Specified Amount.

If, on the Policy Date (or date of increase in Specified Amount), the insured is:	The Surrender Charge Period as it relates to the Initial Specified Amount or any increase in Specified Amount is:
Ages 0 – 55,	15 years
Age 56,	14 years
Age 57,	13 years
Age 58,	12 years
Age 59,	11 years
Age 60 and above	10 years

Surrender Charges are assessed by withdrawing value from the Sub-Accounts and the Fixed Account in the same proportion as the balances invested in the total of such account(s) as of the date on which deduction is made. If insufficient value exists from the Fixed Account and any Sub-Accounts to cover the Surrender Charges, value will be deducted from the Holding Account. If insufficient value exists in the Holding Account, value will be deducted from the most recently opened Segment in the Indexed Account and will continue in successive order on a last in- first out basis until the cost to cover the Surrender Charge has been satisfied. If multiple Segments were opened on the same Indexed Account Allocation Date, a prorated portion will be taken from each Segment. The Surrender Charge will not exceed the then current Accumulation Value less any Debt. All Surrender Charges decline to zero within 15 years following policy issue, or any increase in Specified Amount.

Please retain this Supplement for future reference.